UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 13, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Perry Ellis International, Inc.

File No. 5-48707 - CF#36594

_____

        Perry Ellis International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on July 11, 2018, as amended.

        Based on representations by Perry Ellis International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (c)(9)	through August 3, 2028
Exhibit (c)(10)	through December 31, 2022

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary